Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

19 June 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

6/27

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Indonesian Drilling Update

Jeruk -3 ST 1 Deviated Appraisal Well

At 5 am on the 17 June 2006, Jeruk -3 St 1 was at a depth of 5086m measured depth (4811m vertical depth) and was running intermediate wireline logs.

Following completion of DST 1A, core 2 was cut over the interval 4978.5 to 5005.5m MD, with 5.5 metre of core recovered from 27 meters cut. Oil shows were present over the recovered portions of core.

The well was then drilled ahead to the current depth with no returns to the surface.

The forward plan is to complete logging and drill ahead to locate the oil water contact and to continue the evaluation of the reservoir interval.

Herbras -1

At 6 am on 17 June 2006, Herbras -1 was at a depth of 2428 meters and running into the hole after intermediate wireline logging operations.

The forward plan was to drill ahead.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.



Robert J Coppin
Chief Executive Officer

19 June 2006

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



19 June 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Drilling update

SE Gobe 13 Development Well

The SE Gobe 13 development well sidetrack has been completed as a water injector to provide pressure support for the lagifu sandstone reservoir. It is expected that the pressure support from SE Gobe 13 will result in incremental field oil recovery of approximately 1.75 million barrels.

The Parker 140 drilling rig is moving to drill the SE Gobe 14 well.

Participants in the SE Gobe unit are:

AGL Gas Developments (PNG) Pty Limited	27.35%
Oil Search (PNG) Limited	25.55% (Operator)
Southern Highlands Petroleum Co Ltd	23.69%
Barracuda Limited (Santos)	9.39%
Ampolex (Highlands) Limited	5.95%
Cue PNG Oil Company Pty Ltd	3.29%
Merlin Petroleum Company Limited	2.78%
Petroleum Resources Gobe Limited	2.00%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

19 June 2006

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

9 June 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Progress Report - Jeruk -3 Appraisal Well

The Jeruk -3 appraisal well is being drilled in the Sampang PSC, offshore Indonesia, approximately 1.8km west of Jeruk -1 and 40km south east of Surabaya.

As reported by Santos on 18 May 2006, the Jeruk -3 appraisal well has been flow tested over the open hole interval 4939m MD to 4978m MD (4663m TVDSS to 4696m TVDSS). This test was curtailed after several hours, prior to the flow and pressure being stabilized, due to a loss of control line pressure.

The operator has advised that, following repairs the well was subsequently re-tested over the same interval. The main flow test was conducted over a 48 hour period, and the well flowed oil at as stabilized rate of approximately 2750 bbl/day with a GoR of approximately 320 scf/bbl through a 16/64" choke, at a well head pressure of approximately 4500 psi.

Flow rates were constrained by surface facility limitations.

The forward plan is to drill ahead to locate the oil / water contact and to continue the evaluation of the reservoir interval.

Participants in the Sampang PSC are:

	Sampang PSC	Jeruk
Santos (Sampang) Pty Ltd (operator)	40.5%	40.5%
Singapore Petroleum Sampang Ltd	36.0%	19.64%
Cue Sampang Pty Ltd	13.5%	7.36%
PT Petrogas Oyong Jatim*	10.0%	10.0%
Medco Strait Services Pte Ltd	0.0%	22.5%

*Subject to finalization.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.



Robert J Coppin
Chief Executive Officer

9 June 2006